Filed Pursuant to Rule 433
Free Writing Prospectus
Registration Statement No. 333-252723

Pricing Term Sheet
Dated as of May 3, 2021

Norfolk Southern Corporation

$500,000,000 2.300% Senior Notes due 2031
$600,000,000 4.100% Senior Notes due 2121

The following information, which should be read in conjunction with the Preliminary Prospectus Supplement dated May 3, 2021 (the “Preliminary Prospectus Supplement”), supplements, and to the extent it is inconsistent with replaces, the information set forth in the Preliminary Prospectus Supplement.

Issuer:	Norfolk Southern Corporation
Format:	SEC Registered
Expected Ratings* (Moody’s/S&P):	Baa1/BBB+
Denominations:	$2,000 x $1,000
Trade Date:	May 3, 2021
Settlement Date:	May 12, 2021 (T+7)

$500,000,000 2.300% Senior Notes due 2031

Principal Amount:	$500,000,000
Maturity Date:	May 15, 2031
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price / Yield:	95-18 / 1.617%
Spread to Benchmark Treasury:	T + 70 basis points
Yield to Maturity:	2.317%
Coupon:	2.300%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2021
Public Offering Price:	99.849% of the principal amount
Optional Redemption:	Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is three months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 12.5 basis points, and (ii) if the notes are redeemed on or after the date that is three months prior to the Maturity Date, 100%
CUSIP# / ISIN#:	655844 CK2 / US655844CK21

$600,000,000 4.100% Senior Notes due 2121

Principal Amount:	$600,000,000
Maturity Date:	May 15, 2121
Benchmark Treasury:	1.625% due November 15, 2050
Benchmark Treasury Price / Yield:	85-12 / 2.311%
Spread to Benchmark Treasury:	T + 180 basis points
Yield to Maturity:	4.111%
Coupon:	4.100%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2021
Public Offering Price:	99.737% of the principal amount
Optional Redemption:	Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is six months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, and (ii) if the notes are redeemed on or after the date that is six months prior to the Maturity Date, 100%.
CUSIP# / ISIN#:	655844 CJ5 / US655844CJ57
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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